UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 01-34219

CASUAL MALE RETAIL GROUP, INC. 401(K) SALARIED SAVINGS PLAN

(Full title of the plan)

CASUAL MALE RETAIL GROUP, INC.

555 Turnpike Street

Canton, Massachusetts 02021

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Financial Statements and Supplemental Schedule

Year ended December 31, 2009

Report of Independent Registered Public Accounting Firm

To Plan Administrator and Participants

Casual Male Retail Group, Inc.

401(k) Salaried Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008 and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year (December 31, 2009) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Mayer Hoffman McCann CPAs
(The New York Practice of Mayer Hoffman McCann P.C.)

New York, New York

June 29, 2010

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	December 31,
	2009	2008
Assets
Investments, at fair value (Notes 3 and 4)	$22,884,979	$16,817,863
Participant loans receivable	854,632	817,646

Total investments at fair value (Note 5)	23,739,611	17,635,509
Employee contributions receivable	58,860	—
Employer contributions receivable	423,912	1,001,294

Total Assets	24,222,383	18,636,803
Liability
Excess deferred compensation contributions (Note 9)	700	245

Net assets reflecting all investments at fair value	24,221,683	18,636,558
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	6,403	118,977

Net assets available for benefits	$24,228,086	$18,755,535

See accompanying notes to Financial Statements.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year ended December 31, 2009

Additions to net assets attributed to:
Contributions:
Employee	$2,094,384
Employer	428,200
Rollovers	178,633

2,701,217
Investment income:
Net appreciation in fair value of investments (Note 3)	4,426,118
Interest and dividend income	490,159

4,916,277
Transfers into the Plan (Note 1)	590,380

Total additions	8,207,874

Deductions from net assets attributed to:
Benefits paid directly to participants	2,571,201
Administrative fees	35,253
Transfers out of the Plan (Note 1)	128,869

Total deductions	2,735,323
Net increase	5,472,551
Net assets available for benefits at beginning of year	18,755,535

Net assets available for benefits at end of year	$24,228,086

See accompanying notes to Financial Statements.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 1 - Description of the Plan

The following description of Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering certain eligible employees of the Casual Male Retail Group, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

All salaried employees of the Company who have completed six months of employment and are at least 21 years of age are eligible to participate in the Plan. After completing age and service requirements, the employee can enter the Plan on the first day of any subsequent month.

As participants change positions at the Company, they may change from hourly to salary status or vice versa. Assets transferred to the Casual Male Retail Group, Inc. 401(k) Hourly Savings Plan during the year ended December 31, 2009 were $128,869. Assets transferred from the Casual Male Retail Group, Inc. 401(k) Hourly Savings Plan during the year ended December 31, 2009 were $590,380.

Contributions

Each year, participants may contribute from 1% to 80% of pretax annual compensation as defined in the Plan, subject to the provisions of ERISA. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Effective January 1, 2008, the Plan approved and adopted the Safe Harbor Matching provisions permitted under the Pension Protection Act of 2006. Effective May 31, 2009, the Company cancelled the Safe Harbor Matching contribution. While there is no immediate intent to match the participant’s deferrals beyond the pay period ending May 31, 2009, the Company retains the right to make a discretionary matching contribution. For the period January 1, through May 31, 2009, the Company contributed a match equal to the sum of ( i ) 100% of the participant’s elective deferral for the first 1% of compensation plus ( ii ) 50% of the participant’s elective deferral for the next 5% of compensation.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements—(Continued)

Note 1 - Description of the Plan (continued)

Automatic Enrollment

Each employee who has satisfied the eligibility requirements shall be automatically enrolled and shall have an amount equal to 5% of their compensation automatically deferred unless the employee affirmatively elects a different elective deferral contribution percentage (including a zero percent election). Unless an eligible employee affirmatively elects not to contribute or changes it’s deferral rate, the pre-tax deferral will increase annually by 1% not to exceed 10%.

Participants’ Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching and discretionary contribution, plan earnings, and an allocation of plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Forfeitures

Amounts forfeited under the Plan are used to reduce future employer contributions and administrative expenses. At December 31, 2009 and 2008, forfeited non-vested accounts totaled $51,472 and $13,028 respectively.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after two years of credited service.

Investment Options

Upon enrollment in the Plan, a participant may direct their elective contribution and Company contributions into various investment options offered by the Plan.

Participants may change their investment options at any time.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements—(Continued)

Note 1 - Description of the Plan (continued)

Participant Loans

Participants may borrow the lesser of $50,000 reduced by the individual’s highest outstanding loan balance during the preceding twelve months or 50% of the individual’s vested balance with a minimum of $1,000 per loan. Loan transactions are treated as a transfer to / (from) the investment fund from / (to) the Participant loans fund. Loans are secured by the balance in the participant’s account. Loan terms range from one to five years unless the loan is used to purchase a primary residence, in which case the loan may be repaid over a ten-year period. Other restrictions, as specified in the Plan agreement, may apply to a participant’s loan transaction. Interest rates range from 4.75% to 9.25% at December 31, 2009. Principal and interest is paid ratably through payroll deductions.

Plan Expenses

In accordance with the Plan, all administrative expenses may be paid out of the Plan unless paid by the Company. During 2009, there were no expenses paid by the Company.

Payment of Benefits

Distribution can be made if requested due to disability, retirement, or termination of employment. On termination of service for any reason, a participant may receive a lump sum amount equal to the vested value of the participant’s vested interest in his or her account, if the vested interest is $5,000 or less. If the participant’s vested interest is over $5,000, the participant may elect to receive payment in a lump-sum amount or installments paid over a certain number of years selected by the participant.

Beneficiaries may request a distribution of vested Account balance in the event of death. The Account balance will continue to increase or decrease, as appropriate, based on the investment returns until it is distributed.

Distribution can be deferred to a later date, however, it cannot be postponed if the vested Account balance is $5,000 or less; in which case the Plan Administrator will direct the Trustee that any amount exceeding $1,000 be distributed to an Individual Retirement Account or Annuity (“IRA”). If the vested Account balance is $1,000 or less, the Plan Administrator will direct the Trustee to distribute it as a Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan lump sum distribution without the participant’s consent. Prior to such distribution, participants still have the right to request that the amount be distributed directly to them in the form of a lump sum payment or to request that it be rolled-over to a different IRA provider or another retirement plan eligible to receive rollover contributions.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements—(Continued)

Note 1 - Description of the Plan (continued)

If the participant fails to request a different treatment of an automatic distribution under the Plan’s Cash-Out Provision, the distribution will be paid over to an IRA provider chosen by the Plan Administrator and invested in a product designed to preserve the principal of that distribution while still providing a reasonable rate of return and preserving liquidity. The fees assessed against this newly established IRA by its provider will be paid by the participant.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a plan termination, participants will become 100% vested in their accounts.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

The Fidelity Advisor Stable Value Fund invests in fully benefit-responsive investment contracts which are reported at fair value (see Note 5); however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 5 for further discussion of fair value measurements.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements—(Continued)

Note 2 - Summary of Significant Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Recent Accounting Pronouncement

In January 2010, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures about Fair Measurements, which provides amendments to subtopic 820-10 that require separate disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements and the presentation of separate information regarding purchases, sales, issuances and settlements for Level 3 fair value measurements. Additionally, ASU 2010-06 provides amendments to subtopic 820-10 that clarify existing disclosures about the level of disaggregation and inputs and valuation techniques. ASU 2010-06 is effective for financial statements issued for interim and annual periods ending after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the rollforward of activity in Level 3 fair value measurements, which are effective for interim and annual periods ending after December 15, 2010. The Plan is currently evaluating the impact of ASU 2010-06 on its financial statements.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements—(Continued)

Note 3 - Investments

During 2009, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated in fair value as follows:

Net Appreciation in Fair Value of Investments
Mutual funds	$4,071,006
Common Stock	355,112

$4,426,118

Investments that represent 5% or more of the Plan’s net assets available for benefits as follows:

	December 31,
	2009		2008
Fidelity Advisor Stable Value Fund *	$4,900,346	20.2%	$4,457,492	23.8%
JP Morgan Equity Index	2,249,811	9.3%	1,703,029	9.1%
Fidelity Advisor Freedom 2005	1,956,207	8.1%	1,635,784	8.7%
T Rowe Price Growth Stock	1,890,952	7.8%	1,364,018	7.3%
Federated Bond Fund	1,297,977	5.4%	1,127,412	6.0%
Columbia Acorn International	1,270,578	5.2%	—	—

	$13,565,871	56.0%	$10,287,735	54.9%

*	The amount represents contract value for this investment

Note 4 - Non Participant Directed Investments

Information about the net assets and the significant components of the change in net assets relating to the non participant directed investments is as follows:

	December 31,
	2009	2008
Net assets:
Fidelity Advisor Stable Value Fund	$51,472	$13,028

Year Ended December 31, 2009
Changes in net assets:
Interest and dividend income	$273
Current year forfeitures	51,358
Forfeiture used for employer match	(13,187)

$38,444

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements—(Continued)

Note 5 - Fair Value Measurements

The Plan measures fair value in accordance with the FASB’s Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology include

•        Quoted prices for similar assets or liabilities in active markets;

•        Quoted prices for identical or similar assets or liabilities in inactive markets;

•        Inputs other than quoted prices that are observable for the asset or liability;

•        Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements—(Continued)

Note 5 - Fair Value Measurements (continued)

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements—(Continued)

Note 5 - Fair Value Measurements (continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the plan at year end.

Participant loans: Valued at amortized cost, which approximates fair value.

Fidelity Advisor Stable Value Fund: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer of the specific instruments of the fund at year-end.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual Funds	$17,570,520	$—	$—	$17,570,520
Common Stock	420,516	—	—	420,516
Fidelity Advisor Stable Value Fund	—	4,893,943	—	4,893,943
Participant Loans	—	—	854,632	854,632

Total assets at fair value	$17,991,036	$4,893,943	$854,632	$23,739,611

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements—(Continued)

Note 5 - Fair Value Measurements (continued)

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual Funds	$12,429,317	$—	$—	$12,429,317
Common Stock	50,031	—	—	50,031
Fidelity Advisor Stable Value Fund	—	4,338,515	—	4,338,515
Participant Loans	—	—	817,646	817,646

Total assets at fair value	$12,479,348	$4,338,515	$817,646	$17,635,509

The following table sets forth a summary of changes in the fair value of the plan’s level 3 assets for the year ended December 31, 2009:

Participant loans
Balance, beginning of year	$817,646
Purchases, sales, issuances, and settlements (net)	36,986

Balance, end of year	$854,632

Note 6 - Related Party Transactions

The Plan owned 180,479 and 96,214 shares of Casual Male Retail Group, Inc. valued at $420,516 and $50,031 at December 31, 2009 and 2008, respectively. Additionally, certain plan investments are shares of mutual funds and units in the Fidelity Advisor Stable Fund managed by Fidelity Management Trust Company who is the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

Note7 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements—(Continued)

Note7 - Risks and Uncertainties (continued)

changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 8 - Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008 stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code (the “Code”) and, therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the opinion letter. However, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Note 9 - Excess Deferred Compensation Contributions

Excess contributions to the Plan for the year ended December 31, 2009 were $ 700. Prior to March 15, 2010, $700 was paid and is shown as a deduction against contributions for the year ended December 31, 2009.

Excess contributions to the Plan for the year ended December 31, 2008 were $1,242. The Plan returned $245 of the excess contribution to the participants prior to March 15, 2009, and $997 was paid in 2009 and is included in distributions for the year ended December 31, 2009.

Note 10 - Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500 December 31, 2009 and 2008:

	2009	2008
Net assets available for benefits per the financial statements	$24,228,086	$18,755,535
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contract	(6,403)	(118,977)

Net assets available for benefits per Form 5500	$24,221,683	$18,636,558

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements—(Continued)

Note10 - Reconciliation of Financial Statement to Form 5500 (continued)

The following is a reconciliation of net appreciation in fair value of investments and interest and dividend income for the year ended December 31, 2009 per the financial statements to Form 5500:

Net appreciation in fair value of investments and interest and dividend income per the financial statements	$4,916,277
Add: Adjustment from fair value to contract value for fully benefit- responsive investment contracts in 2009	(6,403)
Less: Adjustment from fair value to contract value for fully benefit- responsive investment contracts in 2008	118,977

Net appreciation in fair value of investments and interest and dividend income per Form 5500	$5,028,851

For the year ended December 31, 2009, the excess contributions of $700 (see Note 9) that were shown in the financial statements as a deduction against contributions are shown as a distribution on the Form 5500.

Supplementary Schedule

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

EIN: 04-2623104/Plan Number: 004

Schedule H, Line 4i – Schedule of Assets Held For Investment Purposes at End of Year

(December 31, 2009)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Unit	Current Value
Commingled funds held through Fidelity Investments:
	* Fidelity Advisor Stable Value Fund (1)	4,900,346	$4,893,943
Mutual funds held through Fidelity Investments:
	Cash – interest bearing	—	1,211
	* Fidelity Advisor Leveraged Company Stock	26,469	733,994
	* Fidelity Advisor High Income Adv	22,638	204,196
	* Fidelity Advisor Strategic Income	33,466	405,942
	* Fidelity Advisor Freedom 2010	32,877	346,199
	* Fidelity Advisor Freedom 2020	105,269	1,136,905
	* Fidelity Advisor Freedom 2030	33,574	363,605
	* Fidelity Advisor Freedom 2040	42,641	464,787
	* Fidelity Advisor Freedom Income	892	9,049
	* Fidelity Advisor Freedom 2005	190,664	1,956,207
	* Fidelity Advisor Freedom 2015	48,726	509,678
	* Fidelity Advisor Freedom 2025	69,341	717,674
	* Fidelity Advisor Freedom 2035	66,985	683,919
	* Fidelity Advisor Freedom 2045	29,354	247,745
	* Fidelity Advisor Freedom 2050	10,081	83,569
	Federated Bond Fund	148,171	1,297,977
	Columbia Acorn USA	17,131	384,260
	First American Midcap Value	23,325	464,864
	Columbia Acorn International	37,228	1,270,578
	Columbia Acorn Small Cap Val II	35,044	383,035
	JP Morgan Equity Index	88,855	2,249,811
	Columbia Acorn	21,099	505,957
	Goldman Sachs Large Cap Value Alliance Bernstein International Value	60,331 45,429	638,301 620,105
	T Rowe Price Growth Stock	69,751	1,890,952
Common Stock held through Fidelity Investments:	* Casual Male Retail Group, Inc.	180,479	420,516
* Participant loans	4.75% - 9.25%		854,632

			$23,739,611

*	Indicates party-in-interest to the Plan.
(1)	Includes $ 51,472 of non participant-directed, unallocated forfeitures for which historical cost approximates to current value.

Index to Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Casual Male Retail Group, Inc. 401(k) Salary Savings plan

By:	/s/ DENNIS R. HERNREICH
Dennis R. Hernreich, Executive Vice President, Chief Financial Officer and Chief Operating Officer of Casual Male Retail Group, Inc., the Plan Administrator

June 29, 2010